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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                               Commission File Number: 000-27376

                           NOTIFICATION OF LATE FILING

    (Check One):   [X] Form 10-K and Form 10-KSB  [ ] Form 20-F   [ ] Form 11-K
[ ] Form 10-Q   [ ] Form N-SAR   [ ] Form N-CSR

      For Period Ended: December 31, 2004
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[ ] Transition Report on Form 10-K          [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F          [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

      For the Transition Period Ended: December 31, 2004



     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:-------------------------

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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant ELCOM INTERNATIONAL, INC.
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Former name if applicable


Address of principal executive office (Street and number) 10 OCEANA WAY

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City, state and zip code  NORWOOD, MA 02062
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                                     PART II
                             RULE 12B-25 (B) AND (C)

    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day
[X] following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

    State below in reasonable detail why Form 10-K, 10-KSB, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

      The Company's Annual Report on Form 10-KSB for the year ended December 31, 2004 cannot be filed within the prescribed time period without unreasonable effort or expense because of the Company's operating cash position. Currently, the Company is finalizing certain financing, which, when finalized, will allow it to file its Form 10-KSB within 15 calendar days of the prescribed due date.

                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification

         Robert J. Crowell              781                  440-3333
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              (Name)                (Area Code)         (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  [X] Yes [ ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [X] Yes [ ] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      See Annex A attached hereto.
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                           ELCOM INTERNATIONAL, INC.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date   March 31, 2005           By  /s/ Robert J. Crowell
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                                    Chairman and Chief Executive Officer


      Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

      Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).
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                                     ANNEX A

Elcom International, Inc. (the "Company") reported an audited loss of $5.5 million for calendar 2003. The Company reported a loss of $2.4 million for the nine months ended September 30, 2004 (unaudited), and anticipates reporting a loss of $3.3 million for calendar 2004 on its 2004 Form 10-KSB. Despite the reduction in the loss reported from 2003 to 2004, the Company's financial condition is such that if the Company is unable to secure funding to operate and pay its creditors by April 2005, it will be forced to seek protection under Federal bankruptcy laws and may not be able to operate as a going concern.